

013191

NUMBER UBH

SHARES

BAR HARBOR BANKSHARES

BAR HARBOR, MAINE

INCORPORATED UNDER THE LAWS OF THE STATE OF MAINE

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 066849 10 0

This Certifies that

SPECIMEN

is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE CAPITAL STOCK, PAR VALUE $2.00 PER SHARE, OF

Bar Harbor Bankshares transferable in person or by duly authorized attorney on the books of the Company upon surrender of this certificate properly endorsed. This certificate and the Shares represented hereby are subject to all the terms, conditions and limitations of the Articles of Incorporation and Bylaws of the Company and all amendments thereto. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

Dated:

CHIEF FINANCIAL OFFICER

BAR HARBOR 1984 BANKSHARES

PRESIDENT

COUNTERSIGNED AND REGISTERED:
AMERICAN STOCK TRANSFER & TRUST COMPANY
(NEW YORK, N.Y.)
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE

SECURITY COLUMBIAN UNITED STATES BANKNOTE CORPORATION

BAR HARBOR BANKSHARES

THE CORPORATION WILL FURNISH TO ANY SHAREHOLDER WITHOUT CHARGE, UPON REQUEST TO THE TRANSFER AGENT, A FULL STATEMENT OF THE DESIGNATIONS, PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS OF THE SHARES OF EACH CLASS OF STOCK OF THE CORPORATION AUTHORIZED TO BE ISSUED AND THE VARIATIONS IN THE RELATIVE RIGHTS AND PREFERENCES BETWEEN THE SHARES OF EACH SERIES OF PREFERRED STOCK SO FAR AS THE SAME (IF ANY) HAVE BEEN FIXED AND DETERMINED AND THE AUTHORITY OF THE BOARD OF DIRECTORS TO FIX AND DETERMINE THE RELATIVE RIGHTS AND PREFERENCES OF SUBSEQUENT SERIES.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM –as tenants in common
TEN ENT –as tenants by the entireties
JT TEN –as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT – ______ Custodian For ______
(Cust) (Minor)
under Uniform Gifts to Minors
Act ______
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ______ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

______

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

______ *Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint* ______ *Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.*

Dated, ______

______

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed:

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.